Exhibit 99.1

NATURE WOOD GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 16, 2025

Notice is hereby given that Nature Wood Group Limited, a British Virgin Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 16, 2025 (the “Annual General Meeting”) at 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China, to consider and, if thought fit, to pass the following resolutions:

1.	Change of Company Name: to approve, as a resolution of members, that

(a)	the Company’s name be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name be changed from “大自然林業集團有限公司” to “刺梨工坊公司” (the “Change of Company Name”),

(b)	the registered agent of the Company be and is hereby authorized and instructed to file with the Registry of Corporate Affairs in the British Virgin Islands (the “BVI Registry”) an application to effect and certificate the Change of Company Name,

(c)	subject to the Change of Company Name being certificated by the BVI Registry, and, as a consequence of such change:

Clause 1 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“1. Name

The name of the Company is CL Workshop Group Limited.

The company has a foreign character in addition to its name which is (刺梨工坊公司).

In the event of any inconsistency, the name of the Company in English shall prevail.”; and

(d)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder list of the Company as may be necessary to reflect the Change of Company Name.

2.	Share Reorganization: to approve, as a resolution of members, that

(a)	the maximum number of shares the Company is authorized to issue be increased, redesignated and reclassified from 200,000,000 shares of a single class each with a par value of US$0.001 (the “Ordinary Shares”) to 8,000,000,000 shares each with a par value of US$0.001 divided into (i) 7,520,000,000 Class A ordinary shares with a par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 480,000,000 Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) (the “Share Reorganization”);

(b)	pursuant to the Share Reorganization,

a.	the currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (as defined below) on a one for one basis and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association , on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
TUTU Business Services Limited	92,932,850	92,932,850 Class B Ordinary Shares
All other shareholders	39,492,471	39,492,471 Class A Ordinary Shares
Total	132,425,321

b.	the remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares on a one for one basis and (ii) 387,067,150 Class B Ordinary Shares on a one for one basis;

(c)	as a consequence of the Share Reorganization, Clause 5 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“5. Number and classes of Shares

5.1 The Company is authorized to issue a maximum of 8,000,000,000 ordinary shares each with a par value of US$0.001, divided into:

(a) 7,520,000,000 Class A ordinary shares with par value of US$0.001 (Class A Ordinary Shares); and

(b) 480,000,000 Class B ordinary shares with par value of US$0.001 (Class B Ordinary Shares).

5.2 The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.”; and

(d)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Share Reorganization; and

(e)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder lists of the Company as may be necessary to reflect the Share Reorganization.

3.	Adoption of Second Amended and Restated Memorandum and Articles of Association: to approve, as a resolution of members, subject to approval of the Change of Company Name and the Share Reorganization, that

(a)	the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety, and

(b)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment and the Second Amended and Restated Memorandum and Articles of Association together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Second Amended and Restated Memorandum and Articles of Association.

You can find more information about each of these items in the attached proxy statement. Only holders of the Ordinary Shares registered in the register of members at the close of business on November 17, 2025, New York time, can vote at the Annual General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Liying WANG, Chief Executive Officer, Nature Wood Group Limited, 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at https://naturewood.investorroom.com.

By Order of the Board of Directors,

/s/ Liying WANG
Name:	Liying WANG
Title:	Director and Chief Executive Officer
Date:	November 12, 2025

NATURE WOOD GROUP LIMITED

PROXY STATEMENT

General

The board of directors (the “Board of Directors”) of Nature Wood Group Limited, a British Virgin Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on December 16, 2025 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Annual General Meeting will be held at 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China.

Record Date, Share Ownership and Quorum

Record holders of the ordinary shares (the “Ordinary Shares”) as of the close of business on November 17, 2025, New York time, are entitled to vote at the Annual General Meeting. As of the date of the notice of the Annual General Meeting, 132,425,321 of our Ordinary Shares, par value US$0.001 per share, were issued and outstanding, and approximately 15,219,136 of our Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, a majority of the paid up voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-3.

Voting and Solicitation

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting.

At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our Directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Liying WANG, Chief Executive Officer, Nature Wood Group Limited, 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China. The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the Annual General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the Annual General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of American Depositary Shares

Under the terms of voting section of the Deposit Agreement dated September 12, 2023, upon receipt of notice of a meeting of holders of Shares at which holders of Shares will be entitled to vote, if requested in writing by the Company, The Bank of New York Mellon, as depositary intends, as soon as practicable thereafter, to make available a depositary notice and disseminate to all record owners of ADSs a voting instruction form. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction form based on instructions indicated on the such form prior to 12:00 p.m., New York time on December 10, 2025, the Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon shallnot vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with those instructions. As the holder of record for the Ordinary Shares represented by our ADSs, only the Bank of New York Mellon may vote those Ordinary Shares at the Annual General Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Nature Wood Group Limited, if you hold our Ordinary Shares, or to the Bank of New York Mellon if you hold ADSs representing our Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2024 annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2024 Annual Report by visiting the “Annual Reports” heading under the “Financial” section of the Company’s website at https://naturewood.investorroom.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at nwglwh@163.com.

PROPOSAL 1

CHANGE OF COMPANY NAME

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve the change of name of the Company as follows:

“RESOLVED AS A RESOLUTION OF MEMBERS, THAT

(a)	the Company’s name be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name be changed from “大自然林業集團有限公司” to “刺梨工坊公司” (the “Change of Company Name”),

(b)	the registered agent of the Company be and is hereby authorized and instructed to file with the Registry of Corporate Affairs in the British Virgin Islands (the “BVI Registry”) an application to effect and certificate the Change of Company Name,

(c)	subject to the Change of Company Name being certificated by the BVI Registry, and, as a consequence of such change:

Clause 1 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“1. Name

The name of the Company is CL Workshop Group Limited.

The company has a foreign character in addition to its name which is (刺梨工坊公司).

In the event of any inconsistency, the name of the Company in English shall prevail.” and

(d)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder list of the Company as may be necessary to reflect the Change of Company Name.”

The name change will become effective conditional upon:

1.	Approval of the shareholders by a resolution of members;

2.	Approval and registration by the Registrar of Corporate Affairs in the British Virgin Islands;

3.	Issuance of the Certificate of Change of Name by the Registrar of Corporate Affairs in the British Virgin Islands.

The proposed name change will not affect the Company’s share capital, shareholding structure, rights of shareholders, or the validity or transferability of any share certificates. Existing share certificates bearing the name “NATURE WOOD GROUP LIMITED” will continue to be valid. When presented for transfer, new share certificates will be issued in the new name of the Company, if the proposed name change has taken effect.

The Board of Directors believes that the proposed name change reflects the Company’s evolving strategic direction.

Recommendation of the Board of Directors

TH THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL 2

SHAREA REORGANIZATION

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve the share reorganization of the Company as follows:

“RESOLVED AS A RESOLUTION OF MEMBERS, THAT

(a)	the maximum number of shares the Company is authorized to issue be increased, redesignated and reclassified from 200,000,000 shares of a single class each with a par value of US$0.001 (the “Ordinary Shares”) to 8,000,000,000 shares each with a par value of US$0.001 divided into (i) 7,520,000,000 Class A ordinary shares with a par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 480,000,000 Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) (the “Share Reorganization”);

(b)	pursuant to the Share Reorganization,

a.	the currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (as defined below) on a one for one basis and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association , on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
TUTU Business Services Limited	92,932,850	92,932,850 Class B Ordinary Shares
All other shareholders	39,492,471	39,492,471 Class A Ordinary Shares
Total	132,425,321

b.	the remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares on a one for one basis and (ii) 387,067,150 Class B Ordinary Shares on a one for one basis,

(c)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Share Reorganization;

(d)	as a consequence of the Share Reorganization, Clause 5 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“5. Number and classes of Shares

5.1 The Company is authorized to issue a maximum of 8,000,000,000 ordinary shares each with a par value of US$0.001, divided into:

(a) 7,520,000,000 Class A ordinary shares with par value of US$0.001 (Class A Ordinary Shares); and

(b) 480,000,000 Class B ordinary shares with par value of US$0.001 (Class B Ordinary Shares).

5.2 The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.”; and

(e)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder lists of the Company as may be necessary to reflect the Share Reorganization.”

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL 3

ADOPTION OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve,

“RESOLVED AS A RESOLUTION OF MEMBERS, THAT, subject to approval of the Change of Company Name and the Share Reorganization,

(a)	the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of existing amended and restated memorandum and articles of association of the Company in its entirety, and

(b)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment and the Second Amended and Restated Memorandum and Articles of Association together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Second Amended and Restated Memorandum and Articles of Association.”

Please see Exhibit 99.4 filed as part of the Form 6-K report containing this proxy statement for full details of all the amendments and revisions in the Second Amended and Restated Memorandum and Articles of Association.

Subject to the approval of the Change of Company Name and the Share Reorganization, the adoption of the Second Amended and Restated Memorandum and Articles of Association will become effective upon registration with the Registrar of Corporate Affairs in the British Virgin Islands.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.